SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 16, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange releases dated February 16, 2018:

Nokia Corporation - Managers’ transactions_Bill

Nokia Corporation - Managers’ transactions_Buvac

Nokia Corporation - Managers’ transactions_Chowdhary

Nokia Corporation - Managers’ transactions_Erlemeier

Nokia Corporation - Managers’ transactions_French

Nokia Corporation - Managers’ transactions_Leprince

Nokia Corporation - Managers’ transactions_Pullola

Nokia Corporation - Managers’ transactions_Rouanne

Nokia Corporation - Managers’ transactions_Suri

Nokia Corporation - Managers’ transactions_Varsellona

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Bill, Hans-Jürgen

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209130635_6

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 46,840 Unit price:  N/A

Aggregated transactions

(1): Volume: 46,840 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209131405_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 11,405 Unit price:  N/A

Aggregated transactions

(1): Volume: 11,405 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Chowdhary, Ashish

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209132443_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 42,143 Unit price:  N/A

Aggregated transactions

(1): Volume: 42,143 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209132818_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 13,792 Unit price:  N/A

Aggregated transactions

(1): Volume: 13,792 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209133037_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 40,206 Unit price:  N/A

Aggregated transactions

(1): Volume: 40,206 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Leprince, Igor

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209133321_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 42,867 Unit price:  N/A

Aggregated transactions

(1): Volume: 42,867 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209133523_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 20,699 Unit price:  N/A

Aggregated transactions

(1): Volume: 20,699 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Rouanne, Marc

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209133746_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 83,772 Unit price:  N/A

Aggregated transactions

(1): Volume: 83,772 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209134820_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 436,530 Unit price:  N/A

Aggregated transactions

(1): Volume: 436,530 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE February 16, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 16, 2018 at 12:00

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180209135033_3

Transaction date: 2018-02-14

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 40,826 Unit price:  N/A

Aggregated transactions

(1): Volume: 40,826 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal